Suite 400 - 570 Granville Street Vancouver, BC V6C 3P1 Canada Telephone: (604) 689-1022 Facsimile: (604) 681-4760 www.macdonaldtuskey.com	CORPORATE AND SECURITIES LAWYERS

Reply Attention of	William L. Macdonald
Direct Tel.	604.648-1670
Email Address	wmacdonald@wlmlaw.ca
Our File No.	10060-001

April 8, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:

Jeffrey P. Riedler
Assistant Director

Dear :

Re: Neurokine Pharmaceuticals Inc. (the “Company”) Preliminary Proxy Statement on Schedule 14A Filed April 1, 2014 File No. 333-161157

We are the solicitors for the Company.  We refer to your letter of April 7, 2014 addressed to the Company with your comments on the Company's Preliminary Proxy Statement on Schedule 14A, filed April 1, 2014.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Proposal No. 5 – Amendment to Our Corporation's Articles – Common Shares, page 18

1.

Comment:  We note your disclosure that you are seeking shareholder approval of an increase in the amount of authorized common shares from 200,000,000 to an unlimited number of common shares, which, if approved, would result in additional authorized but unissued shares that may be issued by your Board of Directors in its discretion.  In addition to any agreements that the company may have with respect to these additional authorized but unissued shares, please disclose whether you currently have, or do not have, any specific plans to issue such shares.  If such plans exist, please disclose all material information.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Response:  Our client has proposed adding the following language to the applicable section of Proposal No. 5:

“We do not, as at the date hereof, have any arrangements, agreements, plans or understandings that would require the issuance of additional authorized but unissued common shares that are being approved as a result of this proposal.”

If acceptable, we would propose the addition of the foregoing language to the Proxy Statement and proceed with the definitive filing.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/

William L. Macdonald

William L. Macdonald

WLM/sk

2